Exhibit G-3

OWNERSHIP STRUCTURE1

               (a)         Fundamental Ownership Issues

                         The holders of Class C Interests, as passive investors, must have assurance that their economic interest in Neptune will not be diluted or otherwise impaired. Similarly, the ability to incur excessive debt has the potential (certainly upon liquidation) to transfer the value of a company from its equity holders to its debt holders. Accordingly, the Regular Members’ consent will be required for Neptune or to take the following actions:2

(i)	Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination.

(ii)	The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of Member Interests other than as provided in the LLC Agreement.

                         Consent for the foregoing types of transactions is necessary because each has the potential to effect a fundamental change on Neptune or to cause it to cease to exist as a company. The terms chosen cover broad categories of fundamental corporate actions.

                         Consent is required for these actions because distributions of capital can deprive an operating company of funds needed for operation, and can be unlawful if the company does not have sufficient retained earnings, and the holders of the Class C Interests therefore have a vested interest in insuring that distributions not be made unless appropriate.

[1]	Capitalized terms have the meaning given to them in the LLC Agreement.

[2]	Certain of these actions require the consent of a majority of the Class C Members. Other actions require approval by a super-majority (more than 80%) or require unanimous consent. As discussed in the Form U-1, these distributions do not affect the independence of Neptune.

(iii)	The sale, issuance or redemption of Equity Securities that might affect the interest of, as relevant, any Class B Member Interests or Class C Member Interests.

and

(iv)	Any effectuation of a public offering, private sale or other change of control of the Company (other than financing activities otherwise approved in the LLC Agreement).

                         Consent is required here because transactions involving the equity securities of Neptune have the potential to alter the Regular Members’ right as holders of the Class C Interests and to receive the residual benefit of the operation of Neptune, which is the entire reason for the investment.

(v)	Any issuance of Debt in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of the Company or its Subsidiaries (whether for borrowed money or otherwise).

                         This consent right seeks to achieve a balance that allows Neptune access to debt financing, but prevents it from incurring large debts without consent from the holders of the Class C Interests. It is also intended to address material deviation from the subject company’s debt service obligations which could occur, for example, if a company were to pay down debt rather than making necessary capital expenditures, with a resulting significant adverse effect on the company’s performance and therefore the value of the Class C Interests.

               (b)         Fundamental Organizational Issues

        As passive investors, the holders of the Class C Interests must have assurances that the nature of business in which they are investing will not be changed unilaterally by management. That investment in Neptune is predicated upon a certain set of assumptions as to the organization and business to be conducted thereby. The following consent rights are intended to address these concerns:

(i)	The entering into of any joint venture, partnership or other material operating alliance with any other Person.

                         Joint ventures, partnership, and other material operating alliances may have the potential to dramatically affect the nature of the business in which the holders of Class C Interests have chosen to invest, and therefore should not be undertaken without their consent.

(ii)	The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law, the consenting to or acquiescing in the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding, the making of a general assignment for the benefit of creditors, the admitting in writing of its inability, or the failure generally, to pay its debts as they become due, or the taking of any action for the purpose of effecting any of the foregoing.

                         Bankruptcy has the potential to eliminate the Regular Members’ entire investment and therefore should not be undertaken without its consent.

(iii)	Any change in the principal nature of the business of the Company or any of its Subsidiaries.

                         The Regular Members have chosen to invest in Neptune based on an understanding of its planned business. Any change to that could fundamentally alter the investment and should not be undertaken without its consent.

(iv)	Any amendments to organizational documents of the Company (including the LLC Agreement) or any Subsidiary of the Company, so as to change the powers, preferences or rights of Members, or in a manner that would otherwise adversely affect the rights of Members.

                         Neptune’s organizational documents define the nature of the entity in which the holders of the Class C Interests are investing and therefore should not be changed without their consent.

               (c)         Major Operational Issues

                         Certain transactions or events undertaken or occurring in the operation of Neptune, due to their nature, size or timing, may have the potential to materially affect the economic interest of the passive investor. While management will have day-to-day control of the business and operations of the companies, the Regular Members, as the holders of the Class C Interests, must be able to protect their investment in the event that management seeks to engage in transactions of an extraordinary nature such as those addressed by the following consent rights:

(i)	Any material loans made by the Company or the provision of any material financial guarantees by the Company.

                         Neptune is not in the business of making loans, and such activity should be subject to heightened scrutiny as a deviation from its business model.

(ii)	The execution and delivery of any contracts or any amendments thereto that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000 other than in accordance with any then current Annual Budget.

                         Each year Neptune will go through an extensive budgeting process that will be the blueprint for business operations during the coming year. Anticipating operating expenditures is a main focus of the budgeting process. Once a budget is adopted, Neptune will run its businesses in accordance with the budget. A deviation of more than $500,000 from the budget for operating expenditures could signal a breakdown in the budgeting process, a change in Neptune’s economic environment/business model, or possibly imprudent or excessive spending on the part of management. In any case, there exists the potential for a material adverse impact on the holders of the Class C Interests, who therefore need the right to prevent such behavior.

(iii)	Any sale, lease, exchange, transfer or other disposition of material assets or businesses of the Project or the Company or the Company’s subsidiaries (including without limitation, the capital stock or membership interests of any Subsidiary) other than sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business.

                         In the course of the day to day operations of the companies, disposition of assets in the ordinary course of business should be of no concern to the holders of the Class C Interests. In contrast, large or extraordinary dispositions of assets, businesses or stock, are highly unusual events that could diminish the value of the companies and therefore should not be undertaken without their consent.

(iv)	Any material tax elections by the Company and any tax election by the Company that would impair the treatment of the Company or NUR as a partnership or pass-through entity for tax purposes.

                         The election of tax treatment can have profound implications on the financial status and future of the Company and accordingly on the Regular Members’ investment. Material tax elections are not a day-to-day activity of the Company. Also, the ability to obtain tax benefits is a fundamental aspect of the Class C Members’ investment, and the loss of the ability to obtain those tax benefits would be a fundamental change to their investments.

(v)	The purchase, lease or other acquisition by the Company of any securities or assets of any other Person, except for .

acquisitions of products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current Annual Budget and the Business Plan.

                         The purchase of securities or assets outside of the ordinary course of business or not provided for in the Annual Budget and Business Plan are by definition extraordinary actions which could have significant effects on the Regular Members’ investment.

(vi)	Any issuance of Debt in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of the Company or its subsidiaries (whether for borrowed money or otherwise).

                         The Company is not in the business of issuing debt, and taking any of the above-listed actions in an amount in excess of $10 million could easily jeopardize the Regular Members’ investment in Neptune. Accordingly, it is appropriate that their consent be obtained for these actions.

(vii)	Any affirmative grants of security interests or other encumbrances in the material assets of the Project or the Company.

                         The business of Neptune is entirely dependent upon the availability of its assets, the primary asset being the Cable Project. Granting security interests in or otherwise encumbering these assets could result in their not being available to the Company, which would deprive the Company of its ability to conduct business. Accordingly, this is an action that could fundamentally affect the Class C Members’ investment and accordingly their consent should be required for any such action

(viii)	The making of any material change in accounting practices, except to the extent required by law or GAAP, or voluntarily changing or termination of the appointment of the Company’s accountants as of the Effective Date.

                         A material change in Neptune’s accounting practices, where such change is not required by law or GAAP, or the voluntary changing of the Company’s accountants represents a change that is not part of day-to-day operations of the Company, and accordingly is an appropriate case for consent by the Regular Members.

(ix)	Any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under any contracts that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000.

                         This provision complements the requirement for Regular Member approval of the Company’s entering into contracts, create an obligation in excess of $500,000, other than in accordance with the then-current Annual Budget. Defaulting or giving rise to a right of acceleration of a material payment or termination would deprive the investors of the benefits of the contracts that establish the value of their investment, and it is appropriate that their approval be obtained prior to these actions taking place.

(x)	Any material amendments or material change orders to the FTCPA or EPC Contract.

                         The construction of the Cable Project and the transmission services from which virtually all of the Company’s revenues are derived are the basis for the investment in Neptune by the Regular Members. Material amendments to these contracts could significantly affect the value of the investment and therefore should not be permitted without the consent of the Regular Members.

(xi)	Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under the FTCPA or the EPC Contract.

                         Because of the fundamental importance of the EPC and FTCPA contracts to the Cable Project, it is necessary that defaults under these contracts not occur without consent of the Regular Members.

(xii)	Any amendments or modifications to the definitions of Final Period, Final Period Allocation Percentages, Initial Period, Initial Period Allocation Percentages, Second Period, Second Period Allocation Percentages, Third Period or Third Period Allocation Percentages or to Section 5.3, 6.1 or 6.2 of the LLC Agreement.

                         These provisions establish the details of the returns on investment that the Regular Members can obtain, and it would be inappropriate for the Company to be in a position to change these provisions without the consent of the investors. Similarly, changes to Section 5.3, which addresses the vesting of interests, and Sections 6.1 and 6.2, which establish the allocation of Company profits and losses for tax purposes, are fundamental to the Regular Members’ investment and should not be subject to modification without their consent.

(xiii)	The adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of the Company, including any change in the compensation or terms of employment of such executive officers; or (b) any material employee benefit plan for employees of the Company.

                         The CEO, COO and CFO are the nucleus of the management team that will lead Neptune to success or to failure. As such, they have a profound impact on the economic well-being of Neptune and therefore the holders of the Class C Interests. These persons will make the day-to-day decisions that Neptune is not permitted to make. Nonetheless, the holders of the Class C Interests must be comfortable with the people making those decisions in order to feel comfortable that their investment is adequately protected.

(xiv)	Adopting any Annual Budget or amendment thereto that is inconsistent with the Business Plan or the making of any expenditure exceeding the aggregate budgeted amount in the Annual Budget by an amount greater than the lesser of $500,000 per event or series of related events (but not otherwise cumulatively) and an amount equal to five (5) % of such budgeted amount except expenditures reasonably incurred in connection with emergencies or mandates of any Governmental Authority.

                         The requirement that the Regular Member consent to the budgets adopted by management if that budget differs from the agreed upon Business Plan, or deviates from the Annual Budget by a material amount, is intended as a check on actions that would adversely affect the value of the Regular Members’ investment. The same logic applies to amendments to the budget. Absent a consent right, the Regular Members would have limited recourse if management were simply to amend the budget to provide for whatever expenditure it then desired.

(xv)	The filing of any application to obtain, or any material amendment to, a material Project Permit, or any material filing in connection with the Company, Neptune Urban Renewal L.L.C. or the Project, or any material changes to the foregoing.

                         As a regulated entity, Neptune’s governmental permits and approvals are essential to its business. Filings seeking material permits or material changes to Project permits can substantially affect the value of the Regular Members’ investment, and a consent right is therefore appropriate.

(xvi)	The settlement of any claims, legal proceedings or arbitration on behalf of the Company that would materially adversely affect the Company or any of its Members or require the payment of more than $500,000 in the aggregate, or which include requests for injunction, specific performance or equitable relief and involve matters having a value in excess of $500,000 in the aggregate.

        Significant litigation is not a matter of the day-to-day operation of a company, and can profoundly affect the return on or viability of a business. For this reason, the Regular Members, as the holders of the Class C Interests, should have a consent right with respect to any major litigation decisions.

               (d)          Interested Party Transactions

                         Certain events or transactions present a higher potential for self-dealing, and as a result, such transactions should only be undertaken if they are approved as being in the best interest of Neptune by the Regular Members:

(i)	The entering into of any transaction involving potential conflicts of interests between the Company and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by the Company of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions; provided that if any such transaction involves a Class C Member (in a capacity other than as holder of Class C Member Interests), such Class C Member shall not be entitled to vote and the Class C Member Interests of such Class C Member shall be disregarded for the purpose of determining the aggregate percentage of Class C Member Interests voting on such matter.

               (e)         Public Utility Holding Company Act of 1935

                         The ownership of Neptune has been structured to ensure that the Regular Members do not become subject to regulation as holding companies pursuant to the Act. Accordingly, it is reasonable to restrict the Manager from taking or failing to take any action involving:

(i)	Any action (or failure to act) by Newco, the Company or any of the Company’s subsidiaries that would result in any other member of the Company or its Affiliates (other than Newco and the Company and their subsidiaries): (a) being subject to regulation as a “holding company” or a “subsidiary company” or an “affiliate” of a “holding company” or a “public-utility company” under PUHCA or (b) being subject to any other federal or state regulation that in the reasonable discretion Newco or of any such member of the Company or any such Affiliate would have an adverse effect on such member of the Company or any such Affiliate.

               (f)         Other

                         Finally, the companies should not commit to any course of action that would require Regular Member consent without first having obtained such consent. Accordingly, Regular Member consent is required for:

(i)	any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.